Exhibit 99.3

SKY NEWS HD TO BE DISTRIBUTED ON MEASAT 3A FOLLOWING
PARTNERSHIP BETWEEN RRSAT AND BT

Sky News HD to extend distribution in the Middle East and Asia on Measat 3A

Reem, Israel – October 27, 2010 –RRsat Global Communications Network Ltd. (NASDAQ: RRST) and BT Wholesale’s Media and Broadcast team have worked together to support the launch of Sky News HD on the Measat platform. BT and RRsat are providing an end-to-end managed fiber and satellite service using fiber from BT, satellite uplink and teleport services from RRsat and leased capacity on the MEASAT-3A satellite.

A fiber network from the BT Global Media Network will carry Sky News HD from the Sky News Centre in Osterley, England, to RRSat’s Global Network and teleport facility, where it is uplinked onto the MEASAT 3A satellite and distributed to customers throughout the Middle East and Asia.

According to Mark Wilson-Dunn BT Wholesale Media & Broadcast’s Global Sales and Marketing Director, “This is an important development both for us and Sky as it allows for the further distribution of Sky News HD overseas.  The distribution of Sky News HD content successfully combines fiber and satellite and was implemented in just two weeks.”

Koby Zontag, Senior Director, Sales and Business Development at RRsat added, “The successful launch of Sky News HD on the Measat platform is another example of the successful strategic relationship between BT and RRsat. This follows the transmission of the first international 3D interactive video event between Tel Aviv and London earlier this year and we look forward to and anticipate many more such ventures together.”

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries, and communications solutions to the maritime, terrestrial and aviation markets through Station711, its mobile satellite arm. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. For more information, visit www.rrsat.com.

Safe Harbor Statement for RRsat Global Communications Network Ltd.
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to develop and expand our cooperation with BT, (viii) our ability to report future successes and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

About BT
BT is one of the world’s leading providers of communications solutions and services operating in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2010, BT Group’s revenue was £20,911 million. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.  For more information, visit www.bt.com/aboutbt

About Sky News and skynews.com

Since its launch in 1989, Sky News has established itself as a formidable and innovative force in the world of news broadcasting. It now provides news to around 145 million people in 36 countries in Europe alone, with distribution across Africa, the Middle East and Asia.

Valued for fairness, balance and journalistic objectivity by both viewers and regulators, the award-winning channel has also earned a reputation for the speed of its 24-hour coverage and flexibility in reporting live news – first.

In addition to its status as one of Europe's leading 24 hour news channels, skynews.com is one of the fastest growing websites on the continent.  It is also available on mobile phones, on desktops, on UK rail platforms and Virgin Atlantic flights.

In March 2009 Sky News Radio became the sole provider of national and international news to all commercial stations in the UK – reaching around 31 million listeners in total – when it took over the contract to supply IRN stations, in addition to its existing clients.

In 2010 Sky News won the prestigious RTS News Channel of the Year award for a record seventh time and an International Emmy award for its coverage of the Taliban in Pakistan. Sky News won a Golden Nymph at the 2009 Monte Carlo Television Festival for Best 24 Hour News Programme for its coverage of the Mumbai terror attacks. Sky News was also named Best News Service at the Broadcast Digital Awards 2009 and Skynews.com won the Association of Online Publishers award for website of the year, 2008.

In May 2010 Sky News launched Britain’s first High Definition rolling news channel, Sky News HD, uniting first-class journalism with sharp picture quality, bringing HD customers closer to the news.

Media Contact Information:

For more information on RRsat Global Communications Network, or to speak with an executive of the company, please contact:

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Melanie Johnson or Kim Smith, éclat Marketing Tel: +44 1276 486000 Email: rrsat@eclat.co.uk
David Aber, CFO Tel: +972 8 861 0000 Email: investors@RRsat.com	External Investor Relations Contacts: Ehud Helft/ Porat Saar CCG Investor Relations Israel Tel: +646.233.2161 Email: rrsat@ccgisrael.com

BT
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News